                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    34956K108
                                 (CUSIP NUMBER)

                              Klaus P. Kretschmann
                           Prometheus Homebuilders LLC
                      LF Strategic Realty Investors II L.P.
                      LFSRI II Alternative Partnership L.P.
                   LFSRI II-CADIM Alternative Partnership L.P.
                        30 Rockefeller Plaza, 63rd Floor
                               New York, NY 10020
                                 (212) 632-6000

                                 with a copy to:

                            R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                        April 1, 1999 and April 7, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 34956K108                                                  Page 2 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Prometheus Homebuilders LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF (See Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,648,845(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,648,845(1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,648,845(1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO (limited liability company)

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) Including 5,750,000 shares of Common Stock receivable upon conversion of certain preferred stock (See Item 5).

                                  SCHEDULE 13D
CUSIP No. 34956K108                                                  Page 3 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LF Strategic Realty Investors II L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF (See Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,648,845(2)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,648,845(2)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,648,845(2)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN (limited partnership)

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(2) Including 5,750,000 shares of Common Stock receivable upon conversion of certain preferred stock (See Item 5).

                                  SCHEDULE 13D
CUSIP No. 34956K108                                                  Page 4 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LFSRI II Alternative Partnership L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF (See Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,648,845(3)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,648,845(3)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,648,845(3)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN (limited partnership)

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(3) Including 5,750,000 shares of Common Stock receivable upon conversion of certain preferred stock (See Item 5).

                                  SCHEDULE 13D
CUSIP No. 34956K108                                                  Page 5 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LFSRI II-CADIM Alternative Partnership L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF (See Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,648,845(4)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,648,845(4)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,648,845(4)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN (limited partnership)

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(4) Including 5,750,000 shares of Common Stock receivable upon conversion of certain preferred stock (See Item 5).

         This Amendment No. 5, dated May 20, 1999, which supplements and amends the Schedule 13D, dated August 25, 1997, as previously amended (as so amended, the "Previous Statement"), of Prometheus Homebuilders LLC ("Prometheus") and its owners LF Strategic Realty Investors II L.P. ("LFSRI II"), LFSRI II Alternative Partnership L.P. ("Alternative") and LFSRI II-CADIM Alternative Partnership L.P. ("CADIM" and, together with Prometheus, LFSRI II and Alternative, the "Reporting Persons") is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the common stock, $0.01 par value per share (the "Common Stock"), of The Fortress Group, Inc., a Delaware corporation (the "Issuer" or the "Company"). Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Previous Statement.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Prometheus currently owns (i) 34,500 shares of Class AAA Preferred Stock which it acquired in exchange for Class AA Preferred Stock of the Issuer pursuant to the Restructuring Agreement described in the Previous Statement convertible into 5,750,000 shares of Common Stock at a conversion price of $6.00 per share and (ii) 898,845 shares of Common Stock which it acquired from certain founders of the Company, representing beneficial ownership by the Reporting Persons of a total of 6,648,845 shares of Common Stock, or approximately 36.9% of the approximately 18,037,867 issued and outstanding shares of the Issuer, based on the number of shares of Common Stock outstanding as of March 23, 1999, as disclosed in the Company's most recent filing on Form 10-K, and the conversion of the Class AAA Preferred Stock into Common Stock.

         (c) The Issuer redeemed 3,100 shares of Class AAA Preferred Stock and 2,400 shares of Class AAA Preferred Stock held by Prometheus on April 1, 1999 and April 7, 1999, respectively. Prometheus' ownership of Class AAA Preferred Stock as set forth in clause 5(a) above reflects these redemptions.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Restructuring Agreement, as more fully described in the Previous Statement, Prometheus received 40,000 shares of Class AAA Preferred Stock on February 4, 1999. Such Class AAA Preferred Stock is governed by a certificate of designations (the "Certificate of Designations"), dated as of February 4, 1999. Subject to the terms of the Certificate of Designations, the Issuer has the right to redeem the Class AAA Preferred Stock, in whole or in part, at any time on or before December 31, 2000. Any redemption of the Class AAA Preferred Stock automatically results in a pro rata reduction in the amount of warrants Prometheus is entitled to under, and pursuant to the terms of, a Supplemental Warrant Agreement, dated as of February 4, 1999, by and between the Issuer and Prometheus (the "Supplemental Warrant Agreement").

         All references to the Restructuring Agreement, the Certificate of Designations and the Supplemental Warrant Agreement are qualified in their entirety by the full text of such agreements, copies of which were attached as
Exhibit 1 to the Previous Statement (or exhibits to such Exhibit) or as Exhibit 1 hereto and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Supplemental Warrant Agreement, dated as of February 4, 1999, by and between the Issuer and Prometheus.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           PROMETHEUS HOMEBUILDERS LLC

                           By: LF Strategic Realty Investors II L.P., as managing member

                           By: Lazard Freres Real Estate Investors L.L.C., as general partner


                           By:    /s/ Klaus P. Kretschmann
                                  ------------------------
                           Name:  Klaus P. Kretschmann
                           Title: Principal



                           LF STRATEGIC REALTY INVESTORS II L.P.
                           LFSRI II ALTERNATIVE PARTNERSHIP L.P.
                           LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                           By: Lazard Freres Real Estate Investors L.L.C., as general partner


                           By:    /s/ Klaus P. Kretschmann
                                  ------------------------
                           Name:  Klaus P. Kretschmann
                           Title: Principal


Dated:  May 20, 1999

                                   SCHEDULE I

                   EXECUTIVE OFFICERS OF PROMETHEUS AND LFREI

            The business address for each of the following persons is
             c/o Lazard Freres Real Estate Investors LLC ("LFREI"),
              30 Rockefeller Plaza, 63rd Floor, New York, NY 10020.


NAME OF OFFICE                                  PRESENT AND PRINCIPAL OCCUPATION
--------------                                  --------------------------------
Anthony E. Meyer                                Principal of LFREI

Klaus P. Kretschmann                            Principal of LFREI

Marjorie L. Reifenberg                          Vice President, General Counsel and Secretary of LFREI

Henry C. Herms                                  Comptroller of LFREI

Douglas Healy                                   Principal of LFREI

John A. Moore                                   Principal and CFO of LFREI

Douglas N. Wells                                Vice President of LFREI